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07004883

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 51970

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpha Finance U.S. Corporation

PROCESSED

APR 0 9 2007

THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Iakovos X. Tsounakis — 212-656-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2007
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 4/9

OATH OR AFFIRMATION

I Iakovos X. Tsounakis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Alpha Finance U.S. Corporation,** as of December 31, **2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Nancy J Cohen

Notary Public

NANCY J. COHEN
Notary Public, State of New York
No. 01CO6134863
Qualified in New York County
Commission Expires Oct. 11, 2009

Feb 23, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alpha Finance US Corporation

(A Wholly Owned Subsidiary of Alpha Bank AE)
Statement of Financial Condition
December 31, 2006

Alpha Finance US Corporation
Contents
December 31, 2006

Weiser LLP
Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report

To the Stockholder of Alpha Finance US Corporation

We have audited the accompanying statement of financial condition of Alpha Finance US Corporation (the "Company") (a wholly owned subsidiary of Alpha Bank AE) as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Alpha Finance US Corporation as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

New York, N.Y.
February 27, 2007

Alpha Finance US Corporation
(A Wholly Owned Subsidiary of Alpha Bank AE)
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	793,412
Due from broker and dealers		99,955
Due from affiliate		85,254
Property and equipment, net of accumulated depreciation of $958,353		32,098
Other assets		60,051
Total assets	$	1,070,770
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	159,533
Total liabilities		159,533
Stockholder's equity		
Common stock, $0.01 par value, 1,000 shares authorized and 288.42 shares issued and outstanding		3
Paid-in capital		8,652,797
Accumulated deficit		(7,741,563)
Total stockholder's equity		911,237
Total liabilities and stockholder's equity	$	1,070,770

The accompanying notes are integral part of these financial statements.

1. Organization

Alpha Finance US Corporation (the "Company") is a wholly owned subsidiary of Alpha Bank AE (the "Parent"), a Greek financial institution. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company was incorporated on April 21, 1999 and commenced operations on February 24, 2000.

The Company offers, on an agency basis, research, execution and clearing services for Greek and other European equities and fixed income products to U.S. qualified institutional, accredited, and retail investors, including initial public offerings, private placements, asset management services, American Depositary Receipts and Global Depositary Receipts.

The Company also offers brokerage services to U.S., Greek and other European retail, private and institutional investors for U.S. securities.

2. Summary of Significant Accounting Policies

Commission income is recorded on a trade-date basis.

Property and equipment are depreciated under the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the term of the lease or the useful lives of the improvements.

Amounts due from affiliate and brokers and dealers mainly represent commissions, which are denominated in U.S. dollars.

The Company considers investments in money market funds and other highly liquid investments with original maturities of up to three months to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from these estimates.

3. Property and Equipment

A summary of the cost and accumulated depreciation of property and equipment at December 31, 2006 is as follows:

		Estimated Useful Lives
Computer equipment	$ 284,764	3 years
Leasehold improvements	530,757	10 years
Furniture and fixtures	174,930	4 years
Total	990,451	
Less: accumulated depreciation	(958,353)	
Total	$ 32,098	

4. Related Party Transactions

The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. More specifically, the Company executes orders on an agency basis through affiliated companies (broker-dealers) of the Parent in Greece, Cyprus and Romania. Institutional customers of the Company settle and clear these trades locally on delivery versus payment or receipt versus payment (DVP/RVP) basis. The Company's commission on foreign securities transactions are collected by the Parent and remitted periodically.

In connection with brokerage activities, due from affiliate includes a balance due from the Parent of $75,333.

The Company is economically dependent on the Parent and affiliates under common control.

5. Net Capital

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2006, the Company's net capital under the Rule was $733,105, which exceeded the minimum requirement of $250,000 by $483,105.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another broker-dealer on a fully disclosed basis and under paragraph (k)(2)(i) for all foreign transactions cleared on DVP/RVP basis.

6. Income Taxes

The Company provides all income taxes in accordance with the asset and liability method and recognized deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities.

Deferred taxes are determined based upon the difference between the financial statement and tax bases of assets and liabilities, and available carryforwards. At December 31, 2006, differences in depreciation methods and net operating loss carryforwards gave rise to a deferred tax asset of $3,282,960, for which a full valuation allowance is provided due to uncertainty of its realization.

As of December 31, 2006, the Company had net operating loss carryforwards of approximately $7,383,056 for federal and state purposes available to offset future taxable income. The net operating loss carryforwards begin to expire in 2019.

7. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

8. Commitments

The Company entered into a lease for office space, which expires in 2009. Minimum rentals under this lease agreement are as follows:

Year Ending December 31,	Minimum Lease Obligation
2007	$ 257,276
2008	257,276
2009	257,276
Total future minimum lease payments	$ 771,828

Under the lease terms, annual rental is subject to escalation clauses relating to utilities, taxes, and other operating expenses.

9. Employee Benefits

The Company participates in a 401(k) savings plan covering substantially all full-time employees. Under the provisions of Internal Revenue Service Code Subsection 401(k), employees are entitled to contribute voluntary, tax-deductible contributions within specified limits. The Company matches employee contributions at 100% from 1% up to a maximum of 6% of an employee's base pay.